November 13, 2007

Ms. Donna Levy

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street

Washington, D.C. 20549

Re:	Olympus Pacific Minerals Inc. Amendment No. 3 to Registration Statement on Form 20-F File No. 0-52324

Dear Ms. Levy:

On behalf of Olympus Pacific Minerals Inc. (the “Company”), we enclose four (4) copies of Amendment No. 3 to the Company’s Registration Statement on Form 20-F, dated November 13, 2007 (“Amendment”), including the exhibits, marked to show the changes from the original submission.

Responses to the comments to the Staff’s July 23, 2007 comment letter (“Comment Letter”) are located as follows:

General

1.

We note your response to our prior comment 2 and reissue it in part. Please change the date of the table in Section 1A to be at least as of June 7, 2007, the date of your most recent shareholders meeting at which your directors were re-elected. Please provide the number of options granted during the year ended December 31, 2006 on page 60 and update the information in Tables 8 and 9 on pages 61 and 62 and in Section 7A. Throughout the Form 20-F, update the discussions of your work in 2007 at your mining properties, the repayment of your loan with the Macquarie Bank, and the $25 million Canadian offering, as appropriate. For example, revise the risk factor regarding dilution to account for both the Canadian offering and the Bank’s exercise of warrants, and note the status of the bank loan and Canadian financing in your liquidity section.

Response: We have updated the amended 20-F as requested above and have also updated for any publicly reported financial information including the period ended June 30, 2007.

2.	We note that you have a classified board, in that your directors have staggered terms of office of from one to three years. Please specifically state the term of office for each of your directors.

Response: Table 6 under Item 6.A was updated to include the term of office for each of our directors.

Information on the Company

History and Development of the Company, Page 19

3.

We note your response to our prior comment 9. Please state when you expect the Capcapco due diligence to be completed and drilling information to be validated. Also it appears that a portion of the proceeds from the $25 million Canadian offering will be used to fund the $200,000 due upon completion of the due diligence and drilling validation, if true, please so state.

Response: We have added in additional wording to address your comment in Item 4A under History and Development of the Company.

4.

You indicate on page 20 that, as a foreign-owned entity, you can only hold 40% of the equity in a project and “will have to identify a Philippine national corporation to hold the additional 20%.” You then proceed to discuss Kadabra, a Philippine corporation, suggesting that this will be the entity to hold the additional 20%. However, you then indicate that Kadabra “can only hold 40% of the equity of an entity holding an MPSA.” Please clarify the role of Kadabra.

Response: We have added in additional wording to address your comment in Item 4A under History and Development of the Company.

Phuoc Son Gold Property

Property Description and Location, Page 28

5.

We note your response to our prior comment 10, and reissue it in part. Your revisions imply that Minco will not receive any profits until it actually pays its required contribution. However, it appears that Minco is deferring only until the project has earned profits that equal its required contribution, and that Minco will never actually pay its required contribution. If true, please revise your disclosure to so clarify.

Response: We have revised the disclosure in the Item 4.D.1 (a) to address your comment.

Operating and Financial Review and Prospects

Results of Operations, page 47

6.

We note your response to our prior comment 11 and reissue it in part. Please state whether you expect the trends in your expenses for your 2006 fiscal year and for the first quarter of 2007 to continue, and the reasons therefore.

Response: Refer to Results of Operations section under Item 5A, for updated section entitled Current Trends, Uncertainties, or Events that could Impact our Results:

Directors, Senior. Management and Employees Compensation

Termination Agreements for Directors and Senior Officers, page 56

7.

We note your response to our prior comment 15. It does not appear that you included a discussion of the payments that will be made to Messrs. Seton and Tiedemann upon a change of control. Please advise or revise.

Response: Updated under Item 6B.1, Termination Agreements for Directors and Senior Officers, to include this information.

8.	We note your response to our prior comment 16. Please file as exhibits the amendments to the employment agreements for to Messrs. Seton and Patterson.

Response: Please refer to amended agreements that were included in the June 29 filing under the last two pages for each exhibit 3.12 and 3.13.

Board Practices, page 60

9.	We note your response to our prior comment 14. Please specify Mr. Seton’ exact relationship with Zedex, including any direct or indirect beneficial ownership of shares of Zedex.

Response: Mr Seton is the part-time executive chairman of Zedex. Mr Seton does not hold directly or indirectly any Zedex shares. We have inserted this information into the 20F.

Major Shareholders and Related Party Transactions

Related Party Transactions, page 63

10.	Please name the company that is controlled by Mr. Seton and to whom you pay legal fees. Describe the type of legal services provided. Finally, file as an exhibit a copy of the contract.

Response: We revised the wording to indicate the names of the trust and the law firm and the type of consulting and legal services provided to the Company. There are no contracts for these services. We have inserted this information into the related party transactions section.

11.	We note your response to our prior comment 21. Please clarify that Ivanhoe assigned Zedex these rights.

Response: The wording was revised to address the comment..

Additional Information

Annual and Special Meetings, page 71

12.

We note your response to our previous comment 25. However, we note that you have a staggered Board of Directors and that your Board has adopted a Shareholder Rights Plan. Please add a brief reference to each of these matters.

Response: Under the Annual and Special Meetings section, we have altered the wording to indicate we have a staggered Board of Directors and have also added information about the Shareholders Rights Plan. We have also updated the wording under Item 6C, Board Practices.

Financial Statements

Note 18 - Differences from Generally Accepted Accounting Principles, page F-17

13.

We have read your response to prior comment 26, concerning the impairment testing required under U.S. GAAP. You state that you “would not understand” that the guidance in paragraph 8(e) of SFAS 144 would encompass a pre-production stage project which is not in operation and has no revenue or cash flow; also stating that the company “does not consider” there to have been any changes in circumstances or events that would indicate the related carrying amounts may not be recoverable.

Although you may not agree that impairment testing should be required when reporting a current-period operating or cash flow loss combined with a history of operating or cash flow losses, this is identified in paragraph 8(e) of SFAS 144 as an event that necessitates impairment testing of a long-lived asset or asset group. There is no scope exclusion for pre-production stage projects not in operation. The guidance in paragraphs 7, 20 and 21, and the related background discussion in paragraphs B31 and B33, clarify that the Standard encompasses assets not yet placed in service, while offering guidance on estimating future service potential, either for the asset alone or when it is part of an asset group that includes assets in use. The guidance in EITF 04-3 specifically addresses situations where impairment testing is applied to properties having value not represented by proven or probable reserves, typically pre-production stage properties.

Therefore, to support your accounting under U.S. GAAP, you should have in place documentation of your impairment testing as of each balance sheet date. Although you differentiate between an impairment assessment and calculation in your reply, the testing required for U.S. GAAP purposes must include estimates of future cash flows, as detailed in paragraphs 16 through 21 of SFAS 144, and paragraph 8 of EITF 04-3, compared to the carrying amounts. As for your reliance on technical reports and fairness opinions, while it may be possible for you to extract information from these reports for use in your impairment testing, since these were compiled for other purposes, your management would likely need to assume responsibility for estimating the future cash flows, including the assumptions for costs, prices, and the probabilities used to weight cash flows associated with alternative courses of action or outcomes, in compiling the documentation necessary to support your impairment testing conclusions under U.S. GAAP. While you may find that considering your market capitalization may provide some context for your impairment testing, the computation itself would not satisfy the provisions of paragraph 16 of SFAS 144, which states that estimates of future cash flows used to test recoverability “...shall include only the future cash flows (cash inflows less associated cash outflows) that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset (asset group).”

Please advise us once you have completed all documentation of your impairment testing as of each balance sheet date, for all properties having costs capitalized under U.S. GAAP, such as Phuoc Son, and the Bong Mieu areas of Ho Gan, Ho Ray, and Nui Kem. Tell us the extent to which you have tested these property costs individually, or as asset groups; along with your justification, following the guidance in paragraph 10 of SFAS 144. Provide your proposed disclosure discussing your impairment testing methodologies, results and conclusions. If you fairly conclude that your capitalized mineral property costs under U.S. GAAP are recoverable at each balance sheet date since they were initially incurred, leading to the $6.1 million balance related to your Phuoc Son property and the $3.9 million balance related to your Bong Mieu property group (Ho Gan, Ho Ray and Nui Kem) at December 31, 2006, the basis for this should be clear.

Additionally, please ensure that your impairment testing and disclosure address your capital assets which reflected a $10.6 million balance at 12/31/06 under U.S. GAAP on page F-19.

Response:

Based on discussion with Lily Dang on July 17, 2007, the Company has performed impairment tests as at December 31, 2004, 2005 and 2006 on capital assets and mineral properties. The impairment tests were performed based on factors/indicators available at each balance sheet date. For example, 2006 facts and circumstances were not used to test impairment as of 12/31/04 or 12/31/05.

All of the mineral properties including the property-associated assets such as capital assets were tested by project all of which had specifically identifiable reserves or resources as each deposit is considered a separate project in line with paragraph 10 of SFAS 144 that indicates that for purposes of recognition and measurement of an impairment loss, a long-lived asset or assets shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The projects that were tested individually include: Ho Gan, Ho Ray, Nui Kem and Phuoc Son. Note that Thac Trang was not tested as it does not have any US GAAP capitalized costs as it is a new known deposit in the Bong Mieu East area in 2007. Only in 2004 for Phuoc Son did management use fair value appraisal to support the Phuoc Son carrying value as the mineral property was just purchased in June 2004. The purchase of the unowned portion of Phuoc Son (42.82%) was independently appraised and transacted at fair market value in June 2004. The assumptions used in the valuation and fair market value paid would be considered best estimates by management at the end of 2004 to support the asset carrying value. Based on discussion with Ken Schuler at the SEC, he indicated that a fair valuation was also an acceptable method to support the asset carrying value.

For each project, the Company compared the carrying values of these assets with their estimated recoverable amount using a probability weighted undiscounted cash flow model. Under each recoverability test, the Company assessed and probability weighted the outcomes of various alternate assumptions for sales prices, costs and production volumes (e.g. based on resources and recoveries). The balances tested are outlined in the below table and the results of the testing are indicated in the below proposed disclosure section.

Cdn $

( in millions of dollars)

	2003	2004	2005	2006
Mineral Property
Bong Mieu - Ho Gan	$1.34	$1.34	$1.34	$1.30
Bong Mieu - Ho Ray	1.58	1.58	1.58	1.58
Bong Mieu - Nui Kem	1.02	1.02	1.02	1.02

Phuoc Son Mineral Property	0.9	6.12	6.12	6.12
Total Mineral Property	4.84	10.06	10.06	10.02

Capital Assets
Bong Mieu
	Ho Gan			6.15	7.32
	VN office				0.50
	VN exploration				0.08
	Nui Kem				0.84

Phuoc Son				0.2	1.84
Corporate		0.05	0.2	0.1	0.12
Total Capital Assets		0.05	0.2	6.45	10.70

Based upon our analysis, the US GAAP carrying amounts were determined to be recoverable and thus no impairment was considered to exist under US GAAP, except that under Canadian GAAP as disclosed in our December

31, 2006 financial statements, in the fourth quarter of 2006 management determined that the Bong Mieu Central (Ho Gan) mine was not reaching the originally estimated future throughput and an impairment charge of $4.28 million was taken in 2006 on the Bong Mieu Central (Ho Gan) deferred exploration and development costs. However, note that under US GAAP, all deferred development and exploration costs had already been expensed, consequently, under US GAAP no impairment existed on Ho Gan. With higher throughput, no impairment write-down under Cdn GAAP would have been required. Consequently, 2004 and 2005 were not impaired as the probabilities assigned to the estimated cash flows that were projected with higher throughput were higher and thus the analysis supported the carrying value of the capitalized deferred development /exploration, property, plant and equipment and mineral property that was associated with Ho Gan until it was determined in Q4 2006 that Ho Gan throughput was not going to reach 800 tpd as anticipated.

Proposed financial statement note disclosures:

We propose revising our accounting policy note with respect to “Asset Impairment- Long-lived Assets” as follows:

The Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable. In assessing the impairment for these assets, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded on a discounted basis. All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows. Future cash flows are based on management’s best estimates of future recoverable mine production, expected sales prices (considering current and historical prices), production levels and costs and further expenditures. These cash flows are subject to significant measurement uncertainty and material write-downs could occur if actual results differed from the estimates and assumptions used.

We also propose adding the following disclosure to the US GAAP reconciliation note:

The Company’s impairment analysis of the US GAAP carrying values of its mineral properties and property, plant and equipment determined that no impairment had occurred as the estimated probability weighted undiscounted cash flows associated with these assets exceeded the respective carrying values.

Other Comments:

We have a paragraph under Item 8B to describe and quantify any new, if any, material US and Canadian accounting standard differences since December 31, 2006. Based on a January 24, 2007 telephone discussion with Lily Dang at the SEC who concurred that since we do not prepare nor do we publicly disclose US GAAP reconciliations other than for the purposes of this filing, we can disclose significant changes and are not required to do a US GAAP reconciliation note to our June 30, 2007 interim unaudited consolidated financial statements. The December 31, 2006 audited consolidated financial statements with a US GAAP reconciliation note is an supplementary exhibit in the 20F. We have updated the Form 20F to include June 30, 2007 financial information as well as for any other information that has been publicly released up to the date of this letter.

The Company acknowledges that:

1.	It is responsible for the adequacy and accuracy of the disclosure in this filing;
2.	Staff comments or changes to disclosure in response to the SEC’s staff comments do not foreclose the SEC from taking any action with respect to this filing;
3.	It may not assert staff comments as defense in any proceeding initated by the SEC or any person under federal securities laws of the United States.

Please call if you have any questions.

Please acknowledge receipt by faxing confirmation of receipt to (416)572-4202,

Sincerely,

Peter Tiedemann

Chief Financial Officer

Encls.